UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                  WILTEK, INC.
                                  ------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                    972482103
                                    ---------
                                 (CUSIP Number)

                                 John C. Maxwell
                                Managing Director
                           Commercial Electronics, LLC
                           375 Park Avenue, Suite 1604
                            New York, New York 10152
                             Tel No.: (212) 755-9100

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                January 28, 1999
                                ----------------
                     (Date of Event which Requires Filing of
                                 this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].

                          Exhibit Index is at Page 11

CUSIP NO.  972482103

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Commercial Electronics Capital Partnership, L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(D) OR 2(E)                                                [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                                    7        SOLE VOTING POWER
                                             1,183,040 shares of Common Stock 1/

               NUMBER OF            8        SHARED VOTING POWER
                SHARES                       -0-
          BENEFICIALLY OWNED
           BY EACH REPORTING        9        SOLE DISPOSITIVE POWER
                PERSON                       1,183,040 shares of Common Stock
                 WITH
                                    10       SHARED DISPOSITIVE POWER
                                             -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,183,040 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         24%

14       TYPE OF REPORTING PERSON
         PN

-------  ------------------------

1/ Includes ownership of (i) 183,040 shares of Common Stock, (ii) 625,00 shares of Common Stock issuable upon conversion of 250,000 shares of Preferred Stock and (iii) 375,000 shares of Common Stock issuable upon exercise of 375,000 Warrants to purchase Common Stock.

CUSIP NO.  972482103

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Commercial Electronics, L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         WC

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(D) OR 2(E)                                                [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                                    7        SOLE VOTING POWER
                                             3,549,120 shares of Common Stock 2/

               NUMBER OF            8        SHARED VOTING POWER
                SHARES                       -0-
          BENEFICIALLY OWNED
           BY EACH REPORTING        9        SOLE DISPOSITIVE POWER
                PERSON                       3,549,120 shares of Common Stock
                 WITH
                                    10       SHARED DISPOSITIVE POWER
                                             -0-

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,549,120 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         51.5%

14       TYPE OF REPORTING PERSON
         OO

-------  ------------------------

2/ Includes ownership of (i) 549,120 shares of Common Stock, (ii) 1,875,000 shares of Common Stock issuable upon conversion of 750,000 shares of Preferred Stock and (iii) 1,125,000 shares of Common Stock issuable upon exercise of 1,125,000 Warrants to purchase Common Stock.

CUSIP NO.  972482103

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Electronic Investments, L.L.C.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(D) OR 2(E)                                                [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
                                    7        SOLE VOTING POWER


               NUMBER OF            8        SHARED VOTING POWER
                SHARES                       1,183,040 shares of Common Stock 3/
          BENEFICIALLY OWNED
           BY EACH REPORTING        9        SOLE DISPOSITIVE POWER
                PERSON
                 WITH
                                    10       SHARED DISPOSITIVE POWER
                                             1,183,040 shares of Common Stock

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,183,040 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         24%

14       TYPE OF REPORTING PERSON
         OO

-------  ------------------------

3/ Includes ownership of (i) 183,040 shares of Common Stock, (ii) 625,000 shares of Common Stock issuable upon conversion of 250,000 shares of Preferred Stock and (iii) 375,000 shares of Common Stock issuable upon exercise of 375,000 Warrants to purchase Common Stock.

CUSIP NO.  972482103

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Michael P. Schulhof

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
                                                                         (b) [ ]

3        SEC USE ONLY


4        SOURCE OF FUNDS

         OO

5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(D) OR 2(E)                                                [ ]

6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
                                    7        SOLE VOTING POWER
                                             4,732,160 shares of Common Stock 4/

               NUMBER OF            8        SHARED VOTING POWER
                SHARES
          BENEFICIALLY OWNED
           BY EACH REPORTING        9        SOLE DISPOSITIVE POWER
                PERSON                       4,732,160 shares of Common Stock
                 WITH
                                    10       SHARED DISPOSITIVE POWER


11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,732,160 shares of Common Stock

12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                              [ ]

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         60%

14       TYPE OF REPORTING PERSON
         IN

-------  ------------------------

4/       Includes beneficial ownership of (i) 732,160 shares of Common Stock,
         (ii) 2,500,000 shares of Common Stock issuable upon conversion of 1,000,000 shares of Preferred Stock and (iii) 1,500,000 shares of Common Stock issuable upon exercise of 1,500,000 Warrants to purchase Common Stock.

                                  SCHEDULE 13D


ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, no par value ("Common Stock"), of Wiltek, Inc., a Connecticut corporation (the "Company"). The address of the Company's principal executive office is 542 Westport Avenue, Norwalk, Connecticut 06851-4492. Certain shares of Common Stock that are the subject of this statement are issuable upon conversion into Common Stock of shares of the Company's Series A Senior Convertible Preferred Stock, no par value (the "Series A Preferred Stock"), initially at a conversion rate of 2.5 shares of Common Stock for each share of Series A Preferred Stock, and warrants (the "Warrants") to purchase shares of Common Stock at a price of $1.00 per share, subject to adjustment in certain instances.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (f). This statement is filed by (i) Commercial Electronics, L.L.C., a Delaware limited liability company ("CE LLC"), (ii) Commercial Electronics Capital Partnership, L.P., a Delaware limited partnership ("CECAP"),
(iii) Electronics Investments, L.L.C., a Delaware limited liability company ("EI LLC"), which serves as the general partner of CECAP, and (iv) Michael P. Schulhof, an individual and United States Citizen, who serves as the Manager of CE LLC and EI LLC. The principal place of business of CE LLC, CECAP, EI LLC and Mr. Schulhof is c/o Commercial Electronics, L.L.C., 375 Park Avenue, Suite 1604, New York, New York 10152.

         The principal business of CE LLC, CECAP and EI LLC consists of investments in securities of public and private technology companies. EI LLC is the general partner of CECAP and in such capacity, EI LLC may be deemed to have shared voting and dispositive power over all of the Common Stock, Series A Preferred Stock and Warrants held by CECAP. Mr. Schulhof is a private investor and is acting as the Manager of CE LLC and EI LLC. In such capacity, Mr. Schulhof exercises sole voting and dispositive power over all of the Common Stock, Series A Preferred Stock and Warrants held by CE LLC and CECAP.

         During the past five years, none of the entities and persons listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Stock Purchase Agreement, dated January 28, 1999, among CECAP, CE LLC and certain stockholders of the Company named therein (the "Stock Purchase Agreement"), CECAP purchased an aggregate of 183,040 shares of Common Stock for a total purchase price of $155,584, and CE LLC purchased an aggregate of 549,120 shares of Common Stock for a total purchase price of $466,752. The Stock Purchase Agreement is attached hereto as Exhibit 6.

         Pursuant to the Securities Purchase Agreement, dated January 28, 1999, among the Company, CECAP and CE LLC (the "Securities Purchase Agreement"), CECAP purchased from the Company 250,000 shares of Series A Preferred Stock and 375,000 Warrants for a total purchase Price of $750,000 and CE LLC purchased from the Company 750,000 shares of Series A Preferred Stock and 1,125,000 Warrants for a total purchase price of $2,250,000. The Securities Purchase Agreement is attached hereto as Exhibit 1. Funding of such amounts was provided by contributions to CECAP and CE LLC as capital by its respective partners and members.

ITEM 4.  PURPOSE OF TRANSACTION.

         CECAP, CE LLC, EI LLC and Mr. Schulhof acquired the securities of the Company to obtain a controlling equity interest in the Company. Depending on their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of CECAP, CE LLC, EI LLC and Mr. Schulhof may, from time to time, purchase additional securities of the Company, dispose of all or a portion of the securities respectively held by them, or cease buying or selling such securities. Any such additional purchases or sales of the securities of the Company may be in open market or privately-negotiated transactions or otherwise.

         Pursuant to the Securities Purchase Agreement, the Company has caused three vacancies, constituting a majority of the Board of Directors of the Company (the "Board of Directors"), to be created on the Board of Directors and has elected Messrs. Peter Boni, John Maxwell and Richard Rankin, individuals designated by CECAP and CE LLC, to fill such vacancies. The Securities Purchase Agreement also provides that for at least two years after the closing date of the Securities Purchase Agreement, one member of the Board of Directors will be an independent director and one director will be the Chief Executive Officer of the Company. In addition, the Securities Purchase Agreement provides that commencing with the annual meeting of stockholders of the Company immediately following the election of the foregoing persons to the Board of Directors, and at each subsequent annual meeting of stockholders of the Company, so long as CECAP and CE LLC collectively hold Common Stock, Preferred Stock convertible and/or Warrants exercisable, in each case, after giving effect to any adjustments, into shares of Common Stock that represent in the aggregate 25% or more of the total number of shares of Common Stock then outstanding, CECAP and CE LLC will have the right to nominate that number of directors to the Board of Directors that would constitute a majority of the Board of Directors, and the Company will cause such nominees to be included in the slate of nominees recommended by the Board of Directors to the Company's stockholders for election and the Company will use its best efforts to cause the election of such nominees, including voting all shares for which the Company holds proxies or is otherwise entitled to vote, in favor of the election of such nominees.

         Other than as set forth above, CECAP, CE LLC, EI LLC and Mr. Schulhof have no plans with respect to any matter specified in Item 4 of Schedule 13D or any similar action to those enumerated therein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) CECAP has the right to acquire 625,000 shares of Common Stock at any time upon conversion of all or any portion of the 250,000 shares of Series A Preferred Stock held by it. In addition, CECAP has the right, as owner of 375,000 Warrants, to acquire all or any portion of 375,000 shares of Common Stock at a price of $1.00 per share at any time prior to the expiration of the Warrants on July 28, 2000. Accordingly, based upon calculations made in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and information provided by the Company that 3,892,128 shares of Common Stock are currently outstanding, CECAP may be deemed to be the beneficial owner, having sole voting and/or dispositive power over the equivalent of 1,183,040 shares of Common Stock, which represents 24% of the Common Stock currently outstanding, and 13.8% of the Common Stock on a fully-diluted basis.

         CE LLC has the right to acquire 1,875,000 shares of Common Stock at any time upon conversion of all or any portion of the 750,000 shares of Series A Preferred Stock held by it. In addition, CE LLC has the right, as owner of 1,125,000 Warrants, to acquire all or any portion of 1,125,000 shares of Common Stock at a price of $1.00 per share at any time prior to the expiration of the Warrants on July 28, 2000. Accordingly, based upon calculations made in accordance with Rule 13d-3 of the Exchange Act, and information provided by the Company that 3,892,128 shares of Common Stock are currently outstanding, CE LLC may be deemed to be the beneficial owner, having sole voting and/or dispositive power over the equivalent of 3,549,120 shares of Common Stock, which represents 51.5% of the Common Stock currently outstanding, and 41.4% of the Common Stock on a fully-diluted basis.

         EI LLC, as the general partner of CECAP, may be deemed to have shared voting and/or dispositive power over the equivalent of 1,183,040 shares of Common Stock, constituting 24% of the Common Stock currently outstanding, and 13.8% of Common Stock on a fully-diluted basis.

         Mr. Schulhof, as the Manager of both CE LLC and EI LLC, may be deemed to have sole voting and/or dispositive power over the equivalent of 4,732,160 shares of Common Stock, constituting 60% of the Common Stock currently outstanding, and 55% of Common Stock on a fully-diluted basis.

         (c) Pursuant to the Stock Purchase Agreement, on January 28, 1999, CECAP and CE LLC purchased an aggregate of 183,040 shares and 549,120 shares of Common Stock, respectively, from Jay Fitzpatrick, Boris Frenkiel and F. Spencer Pooley, at a price per share of $0.85, in a private transaction.

         Pursuant to the Securities Purchase Agreement, on January 28, 1999, CECAP purchased 250,000 shares of Series A Preferred Stock , at a price per share of $2.985 per share and 375,000 Warrants, at a price per Warrant of $0.01, from the Company, and CE LLC purchased 750,000 shares of Series A Preferred Stock, at the same price per share, and 1,125,000 Warrant, at the same price per Warrant, from the Company.

         Paragraphs (d) and (e) of Item 5 of Schedule 13D are not applicable to this filing.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Item 2, Item 3 and Item 4, the Securities Purchase Agreement, the Certificate of Designation and the Warrant, attached hereto as
Exhibit 1, 2, 3 and 4, are incorporated herein by reference.

         The Company has also granted registration rights with regard to the Common Stock to be issued to CECAP and CE LLC upon conversion of the Series A Preferred Stock and/or exercise of the Warrants. Such registration rights are described in a Registration Rights Agreement, a copy of which is attached hereto as Exhibit 5.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Securities Purchase Agreement, dated January 28, 1999, among the Company, CECAP and CE LLC.

2.       Certificate of Designation relating to Series A Preferred Stock.

3.       Warrant No.1, issued to CECAP by the Company.

4.       Warrant No.2, issued to CE LLC by the Company.

5. Registration Rights Agreement, dated January 28, 1999, among the Company, CECAP and CE LLC.

6. Stock Purchase Agreement, dated January 28, 1999, among CECAP, CE LLC and the stockholders named therein.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Date: February 8, 1999

                                            COMMERCIAL ELECTRONICS CAPITAL
                                            PARTNERSHIP, L.P.

                                            BY Electronics Investments, L.L.C.
                                               Its General Partner

                                            By: /s/ Michael P. Schulhof
                                            ---------------------------
                                            Name: Michael P. Schulhof
                                            Its Managing Member


                                            COMMERCIAL ELECTRONICS L.L.C.

                                            By: /s/ Michael P. Schulhof
                                            ---------------------------
                                            Name: Michael P. Schulhof
                                            Its CEO


                                            ELECTRONICS INVESTMENTS, L.L.C.

                                            By: /s/ Michael P. Schulhof
                                            ---------------------------
                                            Name: Michael P. Schulhof
                                            Its Managing Member


                                            MICHAEL P. SCHULHOF

                                            /s/ Michael P. Schulhof
                                            -----------------------

                                  EXHIBIT INDEX


         Exhibit No.                               Description
         -----------                               -----------

         1. Securities Purchase Agreement, dated January 28, 1999, among the Company, CECAP and CE LLC.

         2.                       Certificate of Designation relating to Series
                                  A Preferred Stock.

         3.                       Warrant No.1, issued to CECAP by the Company.

         4.                       Warrant No.2, issued to CE LLC by the Company.

         5. Registration Rights Agreement, dated January 28, 1999, among the Company, CECAP and CE LLC.

         6. Stock Purchase Agreement, dated January 28, 1999, among CECAP, CE LLC and the stockholders named therein.